SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at December 12, 2006

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 12, 2006

Print the name and title of the signing officer under his signature.

  -----

  1020 - 800 W. Pender Street
Vancouver BC Canada
V6C 2V6
Tel 604-684-6365
Tel 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON TO INCREASE EQUITY FINANCING

December 12, 2006, Vancouver BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN) announces that it has finalized the terms of its previously announced (November 21, 2006) public equity offering (the "Offering"). Subject to the filing of and receipt of regulatory approvals for a final short form prospectus, the Offering has been increased from a $55 million targeted amount to $80 million. If all required approvals are received, completion of the Offering is expected to occur on or about December 21, 2006.

Under the terms of an agency agreement between the Company and the syndicate of Canadian securities dealers (collectively, the "Agents"), the Agents will sell, on behalf of the Company, up to a total of 160 million subscription receipts ("Subscription Receipts") at a price of $0.50 per Subscription Receipt for gross proceeds of up to $80 million.

Each Subscription Receipt will entitle the holder to acquire, for no additional consideration, one common share ("Common Share") and one-half of one common share purchase warrant of Farallon (each whole such warrant a "Warrant"). Each Warrant shall entitle the holder to acquire an additional common share of Farallon for a period of 24 months for an exercise price at a price of $0.70.

If, at any time after 90 days from completion of the Offering, the volume weighted average trading price of the Common Shares of the Company on the TSX is greater than $1.50 for any 20 consecutive trading days, the Company may accelerate the expiry of the Warrants by providing written notice to the holders of Warrants and issuing a press release to the effect that the Warrants will expire 30 days following the date of such notice.

Proceeds are to be used to advance work on the G-9 deposit at the Company's Campo Morado project in Mexico, and for working capital purposes.

Upon completion of the Offering, one-quarter (up to $20 million) of the gross proceeds plus one-half of the Agents' commission and all of the Agents' expenses shall be released to the Company and the Agents, respectively, and that number of Subscription Receipts equal in value to the amount released shall automatically convert into common shares and Warrants.

The balance of the gross proceeds will be held in escrow pending satisfaction of certain release conditions (the "Release Conditions"), including principally the signing of agreements for revolving credit for variable credit requirements and working capital, and a non revolving component for equipment purchases and project work. The proceeds not subject to escrow will be used for long lead time capital items required for the work program at Campo Morado.

If the Release Conditions are satisfied within 90 days from completion of the Offering, the Subscription Receipts will automatically convert into Common Shares and Warrants and the escrowed portion of the offering funds will be released to the Company. If the Release Conditions are not met, each holder of Subscription Receipts shall receive a refund of such Subscription Receipts equal to that amount of the escrowed funds attributable to such holder's subscription. The Common Shares and shares issuable on exercise of the Warrants will not be subject to resale restrictions in Canada.

The Offering is subject to certain conditions including final approvals of the Toronto Stock Exchange and applicable securities regulatory authorities and certain other customary closing conditions.

The securities being offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Farallon Resources Ltd. is an international exploration and development company, listed on the Toronto Stock Exchange. For additional details, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dick Whittington
President and CEO

No regulatory authority has either approved or disapproved of the contents of the news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.